Exhibit 1

As used herein, all references to “we,” “our,” “us” and the “Company” refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “dollars” and “$” herein are to, and amounts are presented in, U.S. dollars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management’s discussion and analysis of financial condition and results of operations for the nine month periods ended September 30, 2014 and 2013 should be read in conjunction with our unaudited financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 25, 2014.

General

We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver such fuel, using our bunkering tankers, to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and delivering the marine fuel to the customer’s vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, the United Arab Emirates, the United Kingdom, Las Palmas, Panama, Barcelona and the U.S. East Coast, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to our customer’s vessel. In Gibraltar, the United Arab Emirates, the United Kingdom, Las Palmas, Panama, Barcelona and the U.S. East Coast, we utilize our owned or leased storage facilities to take deliveries of products, generally more than one but less than two weeks, prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement, which is prior to the loading from the supplier’s premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier’s margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker’s insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of the marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing marine fuel from suppliers and selling and delivering the fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crews of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•	Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider.

  The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Nine Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	$4,829,473	$5,170,187
Less: Cost of marine petroleum products sold	4,637,778	4,945,275

Gross spread on marine petroleum products	191,695	224,912
Less: Gross spread on lubricants	2,982	2,120

Gross spread on marine fuel	$188,713	$222,792

Sales volume of marine fuel (metric tons)	7,556,685	8,324,325
Gross spread per metric ton of marine fuel sold (U.S. dollars)	$25.0	$26.8

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

	For the Nine Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	$191,695	$224,912
Add: Voyage revenues	17,138	23,020
Add: Other revenues	17,688	31,070
Less: Cost of voyage revenues	11,805	11,118
Less: Cost of other revenues	3,690	17,889

Gross profit	$211,026	$249,995

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel sold and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to gross profit, operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

For all the periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil’s actual cost of these products plus a margin. For further discussion on our relationship with Aegean Oil, please refer to our annual report on Form 20-F for the fiscal year ended December 31, 2013, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A.”

•	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company’s performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

	For the Nine Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	$20,051	$10,074
Add: Net financing cost	19,733	25,102
Add: Income taxes	(555)	973
Add: Depreciation and amortization	21,610	22,976

EBITDA	$60,839	$59,125

•	Number of markets served. The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (United Kingdom), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama, Hong Kong, Spain, the U.S. East Coast and Greece where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, Northern Europe on October 9, 2007, Ghana on January 15, 2008, Portland, United Kingdom on April 1, 2008, Canada and Mexico on July 1, 2008, Southern Caribbean (Trinidad and Tobago) on April 1, 2009, Tangiers, Morocco on August 25, 2009, the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011, Hong Kong on September 13, 2012, Barcelona in April 2013, Algeciras, Spain in August 2013, the U.S. East Coast region in December 2013.

•	Average number of operating bunkering vessels. Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	For the Nine Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	7,556,685	8,324,325
Gross spread on marine petroleum products	$191,695	$224,912
Gross spread per metric ton of marine fuel sold (U.S. dollars)	$25.0	$26.8
Number of markets served, end of period	21.0	27.0
Average number of owned bunkering vessels	54.4	50.8

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

•	our entrance into new markets;

•	our purchasing methods of marine petroleum products;

•	our marketing strategy;

•	our vessel acquisitions and disposals;

•	PLATTS prices;

•	conditions in the international shipping and the marine fuel supply industries;

•	regulation of the marine fuel supply industry;

•	regulation of the tanker industry;

•	levels of supply of and demand for marine petroleum products;

•	levels of competition; and

•	other factors affecting our industry.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the nine months ended September 30, 2014 and 2013, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a long-term contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, the Canary Islands, Barcelona and the U.S. East and West Coasts we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm’s-length transactions with unaffiliated third-parties. For further discussion on our relationship with Aegean Oil, please refer to our annual report on Form 20-F for the fiscal year ended December 31, 2013, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A.”

The following table reflects our cost of marine petroleum products sold, including the cargo transportation cost, incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	For the Nine Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Third-party suppliers	$4,311,041	$4,646,394
Related company suppliers	326,737	298,881

Total	$4,637,778	$4,945,275

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues, included in our total revenues, are significantly derived from the employment of our vessels, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports. During the nine months ended September 30, 2014 and 2013, we recorded $2.1 million and $2.5 million of revenue, respectively, under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V and Aegean VIII, companies owned and controlled by relatives of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. During the nine months ended September 30, 2014 and 2013, we recorded $3.8 million and $6.3 million of revenue, respectively, under these contracts.

Our voyage revenues are also derived from the employment of our vessels under time charter agreements and the employment of our bunkering tankers under contracts with unaffiliated third parties. During the nine months ended September 30, 2014 and 2013, we recorded $17.1 million and $8.3 million of revenue, respectively, under these contracts.

Please also refer to the table in Note 13 to our unaudited condensed consolidated financial statements included herein.

Other Revenues

Other revenues, included in our total revenues, consist of brokerage and agency fees, throughput fees, barging fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured. Please also refer to the table in Note 13 to our financial statements included herein.

Cost of Revenues

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products, as described above. Cost of voyage revenues consists of voyage expenses and vessel operating expenses attributable to the voyage revenue we earn from the chartering out of our vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

Selling and Distribution expenses

We separately present the selling and distribution expenses due to its individual significance to perform our operations. These expenses generally represent indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers.

The selling and distribution expenses mainly consist of the following:

•	salaries of our traders and shore-side personnel responsible for operation of our vessels and the distribution and supervision of our marine petroleum products and lubricant products;

•	salaries and wages of the shipboard personnel, mainly under short-term contracts, of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	depreciation and amortization of dry-docking costs and other operating expenses of the owned vessels (such as repair, maintenance, stores, spare parts, insurance, consumables) and bunkers consumption of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	vessel hire charges related to the hiring of third-party vessels used for the delivery of the marine petroleum products to the end customer;

•	storage costs, which mainly consist of the expenses of our floating storage facilities, such as our tankers, Mediterranean and Tapuit, our on-land storage facilities in Portland and Las Palmas and our leased on-land storage facility in Tanger- Med, Panama and the U.S. East Coast;

•	bad debt provision, which has remained low in the past several years due to our effective credit control process and we expect it will remain at low levels; and

•	other costs, which mainly consist of port expenses, brokerage fees, laboratory analysis expenses, advertising expenses, supervising, inspections and survey costs.

We employ salaried employees at our offices in Greece, New York and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel. We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.

Our selling and distribution costs have been growing over the past several years mainly due to the expansion of our business into new service centers and the enlargement of our fleet. However, during the nine months ended September 30, 2014, we have managed to reduce our selling and distribution costs by selling several of our older and single hull vessels. We expect that our selling and distribution costs will be stable, since our further expansion into new markets and acquisitions will be offset by possible disposals of our older vessels, depending on market conditions.

General and administrative expenses

We separately present the general and administrative expenses, which mainly consist of the salaries and wages of the management and the general directors, the stock compensation expense, the office administrative, legal, accounting and finance personnel, the depreciation of the office property, equipment and other fixed assets and the general office expenses, legal, auditing and professional fees, communal charges, travel expenses, maintenance of the Company’s property, rent and utilities.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels, other non-current assets and in connection with short-term bank borrowings obtained for working capital purposes and business acquisitions. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities We have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

Income Taxes

We are incorporated in the Marshall Islands. Under Marshall Islands law, we are not subject to tax on income or capital gains. Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels’ registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom, the United States and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in the United States, Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate. For the nine months ended September 30, 2013 we recorded an income tax benefit of $0.6 million, while for the nine months ended September 30, 2014, our income tax amounted to $1.0 million.

Results of Operations

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $340.7 million, or 7.1%, to $5,170.2 million for the nine months ended September 30, 2014, compared to $4,829.5 million for the nine months ended September 30, 2013. Of the total increase in sales of marine petroleum products, the sales of marine fuel increased by $473.2 million due to higher volume delivered and was partly offset by a decrease of $129.4 million, which was attributable to a 2.7% decrease in the average price of marine fuel (using average prices for the nine months ended September 30, 2014) and a decrease of $3.1 million, which was attributable to a decrease in sales of lubricants. Sales volume of marine fuel increased by 767,640 metric tons, or 10.2%, to 8,324,325 metric tons for the nine months ended September 30, 2014, compared to 7,556,685 metric tons for the nine months ended September 30, 2013, due to the commencement of operations in the U.S. East Coast region.

Voyage Revenues. Voyage revenues increased by $5.9 million, or 34.5%, to $23.0 million for the nine months ended September 30, 2014, compared to $17.1 million for the nine months ended September 30, 2013. This increase was mainly attributable to our efforts to increase vessel utilization by chartering-out more vessels not currently operating on the sale of marine petroleum products.

Other Revenues. Other revenues increased by $13.4 million, or 75.7%, to $31.1 million for the nine months ended September 30, 2014, compared to $17.7 million for the nine months ended September 30, 2013. The increase in other revenues was primarily attributable to an increase in storage revenues and barging income related to our new markets in the U.S. East Coast and other revenues related to demurrages, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the nine months ended September 30, 2014 were $16.6 million and $3.8 million, respectively, compared to $16.9 million and $6.3 million, respectively, for the nine months ended September 30, 2013.

Cost of revenue. The cost of marine petroleum products increased by $307.5 million, or 6.6%, to $4,945.3 million for the nine months ended September 30, 2014, compared to $4,637.8 million for the nine months ended September 30, 2013. The increase in the cost of marine petroleum products was primarily attributable to the increase in the volumes sold. In addition, the cost of purchases from related parties included in the cost of sales of marine petroleum products decreased by $27.8 million, or 8.5%, to $298.9 million for the nine months ended September 30, 2014, compared to $326.7 million for the nine months ended September 30, 2013. The cost of voyage and other revenues for the nine months ended September 30, 2014 increased by $13.5 million, or 87.1%, to $29.0 million for the nine months ended September 30, 2014, compared to $15.5 million for the nine months ended September 30, 2013.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $33.2 million, or 17.3%, to $224.9 million for the nine months ended September 30, 2014, compared to $191.7 million for the nine months ended September 30, 2013. The increase in our gross spread on marine petroleum products was mainly due to our trading activities given a decrease in the average price of marine fuel. The contribution to gross profit by voyage and other revenues for the nine months ended September 30, 2014 was $11.9 million and $13.1 million, respectively, compared to $5.3 million and $14.0 million, respectively, for the nine months ended September 30, 2013. Our gross spread per metric ton of marine fuel sold during the nine months ended September 30, 2014 increased by $1.8, or 7.2%, to $26.8, compared to $25.0 for the nine months ended September 30, 2013. Gross spread per metric ton does not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the nine months ended September 30, 2014, increased to 4.3%, compared to 3.9% for the nine months ended September 30, 2013. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see “—Factors Affecting Our Results of Operations” above for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S. GAAP measure.

Selling and Distribution. Selling and distribution expenses increased by $12.6 million, or 8.4%, to $163.2 million for the nine months ended September 30, 2014, compared to $150.6 million for the nine months ended September 30, 2013. This increase was mainly due to higher volumes sold during the nine months ended September 30, 2014 following our expansion to the U.S. East Coast region.

General and Administrative. General and administrative expenses increased by $5.8 million, or 27.4%, to $27.0 million for the nine months ended September 30, 2014, compared to $21.2 million for the nine months ended September 30, 2013. This increase is mainly due to increased expenses as a result of our expansion to the U.S. East Coast region and increased amortization of restricted stock awards under our Stock Incentive Plan.

Interest and Finance Costs. Interest and finance costs increased by $5.4 million, or 27.3%, to $25.2 million for the nine months ended September 30, 2014, compared to $19.8 million for the nine months ended September 30, 2013. This increase was mainly due to our need for increased working capital for our operations in the U.S. East Coast region, which has resulted in higher short-term borrowings.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Critical Accounting Policies

For a discussion of our critical accounting policies, please refer to Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and Note 2 to our unaudited condensed consolidated financial statements included herein.

Liquidity and Capital Resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources, including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position, which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments, which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the United Arab Emirates dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender’s prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies’ ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) the issuance of equity and debt securities, (iii) short-term borrowings from banks; and (iv) long-term bank debt. We believe that our working capital resources are sufficient for our present requirements.

We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. As of September 30, 2014, we had $689.6 million available to finance our working capital requirements. Furthermore, we have long-term debt facilities with several banks used to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of September 30, 2014, we had total indebtedness of $892.9 million, of which $461.8 million is due within the next 12 months. Most of our credit agreements bear an interest of LIBOR plus a margin.

Cash Flow

Net Cash Used In/Provided by Operating Activities

Net cash used in operating activities was $12.3 million for the nine months ended September 30, 2014, compared to $1.9 million provided by operating activities for the nine months ended September 30, 2013. This decrease was mainly related to the change in working capital, excluding cash and debt, during 2014 compared to 2013. Our working capital, excluding cash and debt, increased by $65.0 million for the nine months ended September 30, 2014 compared to an increase of $35.1 million for the nine months ended September 30, 2013.

Net Cash Used In Investing Activities

Net cash used in investing activities was $33.5 million for the nine months ended September 30, 2014, compared to $30.5 million for the nine months ended September 30, 2013. This increase was primarily attributable to remaining payments of $36.2 million during the nine months ended September 30, 2014 related to the construction of our storage facility in Fujairah. In addition, we received net cash consideration of $14.5 million upon the sale of six of our vessels; Aegean Flower, Aegean X, Aegean XI, Aegean XII, Leader and PT36.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $103.4 million for the nine months ended September 30, 2014, compared to $23.6 million for the nine months ended September 30, 2013. This increase was mainly due to additional funds required for the operation of our U.S. East Coast bunkering business. In addition, during the nine months ended September 30, 2014, we paid financing costs of $3.3 million, while we declared and paid dividends of $1.4 million to our shareholders.

Trend information

During the nine months ended September 30, 2014, our sales volume of marine fuel increased by 10.2%, compared to the nine months ended September 30, 2013, which was mainly due to increased sales as a result of our expansion to the U.S. East Coast region in December 2013.

During the nine months ended September 30, 2014, we sold six of our vessels, the Aegean Flower, Aegean X, Aegean XI, Aegean XII, PT36 and Leader, and purchased a second-hand vessel, the New Jersey. The sale of our older vessels is expected to decrease our operating expenses and increase the utilization of our fleet. In addition, in December 2014, we acquired fuel inventory and assumed a storage contract at the Vopak Los Angeles Terminal in California, United States, expanding our business to the United States West Coast and we commenced operations in the Gulf of Mexico and assumed contracts for two bunkering tankers there. Additionally, in December 2014, we signed agreements with third-parties to lease storage capacity in our new storage facility in Fujairah. We plan to expand our operations in new markets during 2015 and further diversify revenue and enhance flexibility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Since 2011, we have built up an extensive production and distributing network in major and minor worldwide ports for our brand. In 2015, we intend to continue expanding our branded supply and expect that our sales volumes will increase as we expand our market share.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them. The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria. Volatility in the price of marine fuel and lubricants may also affect our working capital requirements, and we intend to continue to conservatively manage risks related to such volatility, particularly in view of the recent decline in oil prices.

Recent Developments

On October 16, 2014, we announced that our board of directors authorized a new share repurchase program under which we may repurchase up to $20.0 million of our outstanding shares of common stock over the next two years.

On November 7, 2014, we completed the sale and delivered a 4,935 dwt double hull bunkering tanker, Aegean Daisy, to a third-party purchaser. The vessel was sold for a total amount of $1.49 million, resulting in a net gain of approximately $440,000.

On December 9, 2014, we agreed to purchase of 28,567 tons of marine fuel and assume a storage contract with Vopak Terminal Los Angeles from O.W. Bunker AS, including certain of its subsidiaries (collectively, “O.W. Bunker”) for a total consideration of approximately $11.0 million.

On December 22, 2014, we commenced operations in the Gulf of Mexico and assumed contracts for two bunkering tankers there which were previously under charter to O.W. Bunker.

On December 23, 2014, we took delivery of the PT40, a newly built 4,222 dwt double hull non self-propelled bunkering barge from CSC Nanjing Tanker Corporation Zijinshan Shipyard in China, which we expect to deploy in our service center in Vancouver in February 2015. The cost of construction of the vessel was $3.95 million.

On January 8, 2015, we announced that we expect to commence physical supply and marketing operations in Germany during January 2015, have assumed the contracts for two bunkering barges previously under charter to O.W. Bunker and approximately 20,000 cubic meters of on-shore storage capacity, and have established a marketing and business development office in Hamburg, Germany.

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND SEPTEMBER 30, 2014

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2013	September 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$117,583
Trade receivables, net of allowance for doubtful accounts of $2,622 and $3,380, as of December 31, 2013 and September 30, 2014, respectively	469,921	542,396
Due from related companies	14,654	22,446
Derivative asset	—	2,534
Inventories	303,297	187,965
Prepayments and other current assets	38,707	59,866
Deferred tax asset	1,044	820
Restricted cash	6,532	2,357

Total current assets	896,730	935,967

FIXED ASSETS:
Advances for vessels under construction and acquisitions	1,585	2,155
Advances for other fixed assets under construction	159,062	196,494
Vessels, cost	517,225	474,992
Vessels, accumulated depreciation	(95,696)	(88,997)
Other fixed assets, net	22,909	28,832

Total fixed assets	605,085	613,476

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,478	28,635
Intangible assets	18,830	15,884
Goodwill	66,031	66,031
Deferred tax asset	1,852	1,470
Other non-current assets	179	303

Total assets	1,616,185	1,661,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	331,590	461,803
Current portion of long-term debt	34,983	38,465
Trade payables to third parties	231,235	164,965
Trade payables to related companies	10,508	17,184
Other payables to related companies	1,902	1,050
Derivative liability	839	—
Accrued and other current liabilities	41,220	25,895

Total current liabilities	652,277	709,362

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	416,744	392,670
Deferred tax liability	2,017	290
Derivative liability	470	584
Other non-current liabilities	931	918

Total non-current liabilities	420,162	394,462

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and September 30, 2014; 49,243,659 and 50,219,326 shares issued and 47,272,020 and 48,247,687 shares outstanding at December 31, 2013 and September 30, 2014, respectively	492	502
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2013 and September 30, 2014	(29,327)	(29,327)
Additional paid-in capital	363,160	368,644
Retained earnings	209,130	217,766

Total AMPNI stockholders’ equity	543,455	557,585

Non-controlling interest	291	357

Total equity	543,746	557,942

Total liabilities and equity	$1,616,185	$1,661,766

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2013	2014
Revenues
Revenues – third parties	$4,841,082	$5,203,859
Revenues – related companies	23,217	20,418

Total Revenues	4,864,299	5,224,277

Cost of Revenues
Cost of revenues – third parties	4,323,548	4,674,314
Cost of revenues – related companies	329,725	299,968

Total Cost of Revenues	4,653,273	4,974,282

Gross Profit	211,026	249,995

OPERATING EXPENSES:
Selling and Distribution	150,646	163,209
General and Administrative	21,174	27,040
Amortization of intangible assets	1,130	2,947
Loss on sale of vessels, net	3,817	13,277
Vessel impairment charge	—	4,062

Total operating expenses	176,767	210,535

Operating income	34,259	39,460

OTHER INCOME/ (EXPENSE):
Interest and finance costs	(19,774)	(25,164)
Interest income	41	62
Gain on sale of subsidiary	4,174	—
Foreign exchange gains/ (losses), net	753	(3,245)

	(14,806)	(28,347)

Income before provision for income taxes	19,453	11,113

Income taxes	555	(973)
Net income	20,008	10,140
Net (loss)/ income attributable to non-controlling interest	(43)	66

Net income attributable to AMPNI shareholders	$20,051	$10,074

Basic earnings per common share	$0.43	$0.21
Diluted earnings per common share	$0.43	$0.21
Weighted average number of shares, basic	45,674,479	46,249,949
Weighted average number of shares, diluted	45,674,479	46,249,949

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SPETEMBER 30, 2013 AND 2014

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value
BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net Income	—	—	—	—	—	—	20,051	(43)	20,008
- Dividends paid to non-controlling interest	—	—	—	—	—	—	—	(2,713)	(2,713)
- Dividends declared and paid ($0.03 per share)	—	—	—	—	—	—	(1,411)	—	(1,411)
- Share-based compensation	690,621	6	—	—	—	3,210	—	—	3,216
- Sale of subsidiary	—	—	—	—	—	—	—	(815)	(815)

BALANCE, September 30, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	348,766	202,591	281	$522,803

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value
BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	—	—	—	—	—	—	10,074	66	10,140
- Dividends declared and paid ($0.03 per share)	—	—	—	—	—	—	(1,438)	—	(1,438)
- Share-based compensation	975,667	10	—	—	—	5,484	—	—	5,494

BALANCE, September 30, 2014	50,219,326	502	(1,971,639)	(20)	(29,307)	368,644	217,766	357	$557,942

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2013	2014
Cash flows from operating activities:
Net income	$20,008	$10,140
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation	15,177	15,776
(Release of)/ Provision of doubtful accounts	(906)	758
Share-based compensation	3,216	5,494
Amortization	6,648	10,354
Net deferred tax benefit	(684)	(1,121)
Unrealized gain on derivatives	(340)	(3,259)
Loss on sale of vessels, net	3,817	13,277
Gain on sale of subsidiary	(4,174)	—
Vessel impairment charge	—	4,062
Unrealized foreign exchange loss/ (gain)	202	(601)
Decrease/ (Increase) in:
Trade receivables	(10,763)	(70,664)
Due from related companies	(3,696)	(7,792)
Inventories	(16,246)	115,332
Prepayments and other current assets	2,151	(21,159)
Increase/ (Decrease) in:
Trade payables	(6,666)	(59,594)
Other payables to related companies	288	(852)
Accrued and other current liabilities	118	(16,033)
Increase in other non-current assets	(19)	(124)
Increase in other non-current liabilities	490	375
Payments for dry-docking	(6,743)	(6,680)

Net cash provided by/ (used in) operating activities	1,878	(12,311)

Cash flows from investing activities:
Advances for vessels under construction	—	(570)
Vessel acquisitions	—	(7,587)
Advances for other fixed assets under construction	(44,353)	(36,194)
Proceeds from sale of subsidiary, net of cash surrendered	6,149	—
Net proceeds from sale of vessels	8,090	14,497
Purchase of other fixed assets	(466)	(7,863)
Decrease in restricted cash	49	4,175

Net cash used in investing activities	(30,531)	(33,542)

Cash flows from financing activities:
Proceeds from long-term debt	11,000	119,455
Repayment of long-term debt	(72,457)	(26,143)
Repayment of capital lease obligation	(919)	(395)
Net change in short-term borrowings	93,203	15,213
Financing costs paid	(3,119)	(3,262)
Dividends paid to non-controlling interest	(2,713)	—
Dividends paid	(1,411)	(1,438)

Net cash provided by financing activities	23,584	103,430

Effect of exchange rate changes on cash and cash equivalents	270	(2,569)
Net (decrease)/ increase in cash and cash equivalents	(4,799)	55,008
Cash and cash equivalents at beginning of period	77,246	62,575

Cash and cash equivalents at end of period	$72,447	$117,583

The accompanying notes are an integral part of these condensed consolidated financial statements

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean” or “AMPNI”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

On December 18, 2013, the Company, via its subsidiary Aegean Bunkering USA, acquired Hess’s U.S. East Coast operations (the “US East Coast Business”), for a total consideration of $30,000 plus the inventory acquired on closing which amounted to $97,390. The U.S. East Coast Business includes physical supplies of marine fuel products to seagoing ships in ports and at sea. The preparation of pro-forma information of the Company as though the acquisition had occurred at the beginning of the year ended December 31, 2013 and of comparable information for the prior reporting year is impracticable due to different accounting principles and policies applied and due to the fact that Hess historically operated the U.S. East Coast Business primarily as part of its integrated distribution network. Therefore, meaningful historical revenue information is not available. As such, the Company has not presented pro forma earnings information for the years ended December 31, 2012 and 2013 in the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, nor has it presented such information herein.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

2.	Significant accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2014, except for an additional accounting policy, which is as follows:

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell.

New accounting pronouncements

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2014 and valid until November 14, 2015, the Company sold $421,630 and $396,584 of trade accounts receivable during the periods ended September 30, 2013 and 2014, respectively, net of servicing fees of $1,181 and $1,049, included in the consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	September 30, 2014
Held for sale:
Marine Fuel Oil	$270,066	$150,888
Marine Gas Oil	27,812	32,330

	297,878	183,218

Held for consumption:
Marine fuel	4,477	3,939
Lubricants	809	648
Stores	20	14
Victuals	113	146

	5,419	4,747

Total	$303,297	$187,965

5.	Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2013	$1,585
Advances for vessels under construction and related costs	570

Balance, September 30, 2014	$2,155

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

6.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company’s subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the fourth quarter of 2014 and the payments of the contractual amounts are made with the progress of the construction. As of September 30, 2014, the Company has paid advances for construction of the in-land storage facility amounting to $184,434 and we capitalized interest of amount $12,060. The contractual obligations arising from signed contracts relating to this project after September 30, 2014 are approximately $3,000 for 2014.

7.	Vessels:

During the nine months ended September 30, 2014, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$517,225	(95,696)	$421,529
- Vessel acquired and delivered	7,587	—	7,587
- Depreciation	—	(13,836)	(13,836)
- Vessels sold	(45,910)	20,535	(25,375)
- Impairment charge	(3,910)	—	(3,910)

Balance, September 30, 2014	$474,992	$(88,997)	$385,995

On March 10, 2014, the Company entered into a Memorandum of Agreement to sell Aegean Flower, a 6,523 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,000. The vessel was delivered to its new owners on April 1, 2014. As of March 31, 2014, the vessel Aegean Flower was classified as asset held for sale and was recorded at the lower of its carrying amount and fair value less cost to sell. The resulting impairment loss of $4,062 is included under “Vessel impairment charge” in the accompanying condensed consolidated statements of income.

On March 25, 2014, the Company’s subsidiary, Aegean Barges NV, took delivery of a Belgian-flagged 4,100 dwt (built in 2006) in-land waterway double hull bunkering tanker, the Elveba (renamed “New Jersey”), to deploy in the A.R.A. region. The vessel was purchased from a third-party purchaser for $7,587 (€5,500,000).

On March 28, 2014, the Company completed the sale of the vessel Aegean X to an unaffiliated third-party purchaser for an aggregate price of $1,700. The gain on sale of $493 was calculated as the net sales price less the carrying value of the vessel of $460 and the carrying value of unamortized dry-docking costs of $747. This gain is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On May 27, 2014, the Company entered into a Memorandum of Agreement to sell Aegean XI, an 11,050 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,500. The vessel was delivered to its new owners on July 3, 2014. As of June 30, 2014, the vessel Aegean XI was classified as asset held for sale and was recorded at its carrying value of $1,742 which was calculated as the carrying value of the vessel of $728 and the carrying value of unamortized dry-docking costs of $1,014. The gain on sale of $658 was calculated as the net sales price less the carrying value of the vessel and is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On August 5, 2014, the Company completed the sale of Aegean XII, a 3,680 dwt double hull bunkering tanker, to an unaffiliated third-party purchaser for an aggregate price of $1,000. The loss on sale of $4,963 was calculated as the net sales price less the carrying value of the vessel of $5,693 and the carrying value of unamortized dry-docking costs of $170. The loss is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On August 15, 2014, the Company’s subsidiary, ICS Petroleum Ltd, completed the sale of PT36, a 3,730 dwt single hull bunkering barge, to an unaffiliated third-party purchaser for an aggregate price of $413 (CAD 450,000). The gain on sale of $230 was calculated as the net sales price less the carrying value of the vessel of $164 and its unamortized dry-docking cost of $5. The gain is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On September 5, 2014, the Company completed the sale of Leader, an 83,890 dwt double hull floating storage facility, to an unaffiliated third-party purchaser for an aggregate price of $7,602. The loss on sale of $9,695 was calculated as the net sales price less the carrying value of the vessel of $16,330 and the carrying value of unamortized dry-docking costs of $663. The loss is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

8.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2013	$9,036	$3,459	$13,196	$25,691
- Additions	—	—	7,863	7,863
- Disposals	—	—	(33)	(33)

Cost, September 30, 2014	9,036	3,459	21,026	33,521

Accumulated depreciation, December 31, 2013	—	(519)	(2,263)	(2,782)
- Depreciation expense	—	(62)	(1,878)	(1940)
- Disposals	—	—	33	33

Accumulated depreciation, September 30, 2014	—	(581)	(4,108)	(4,689)

Net book value, December 31, 2013	9,036	2,940	10,933	22,909

Net book value, September 30, 2014	$9,036	$2,878	$16,918	$28,832

9.	Deferred Charges:

During the nine months ended September 30, 2014, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, December 31, 2013	$16,993	$10,485	$27,478
- Additions	7,514	3,342	10,856
- Disposals	(2,599)	—	(2,599)
- Impairment charge	(152)	—	(152)
- Amortization for the period	(4,253)	(2,695)	(6,948)

Balance, September 30, 2014	$17,503	$11,132	$28,635

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

The disposals of drydocking charges include the carrying value of the unamortized cost of the vessels that were sold during the period (Note 7).

10.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2014.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites, a non-compete covenant acquired with the Aegean Northwest Europe business and a below market time charter on a barging vessel, acquired with the U.S. East Coast business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession agreements	Non- compete covenant	Total
Cost as per	December 31, 2013	$1,915	$19,797	$3,365	$25,077
	September 30, 2014	1,915	19,797	3,365	25,077
Accumulated Amortization as per	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)
	September 30, 2014	(1,915)	(4,950)	(2,328)	(9,193)
NBV as per	December 31, 2013	1,821	15,583	1,426	18,830
	September 30, 2014	—	14,847	1,037	15,884
Amortization Schedule	October 1, to December 31, 2014	—	250	128	378
	2015	—	988	517	1,505
	2016	—	988	392	1,380
	2017	—	988	—	988
	2018	—	988	—	988
	Thereafter	$—	$10,645	$—	$10,645

11.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2013	September 30, 2014
Short-term borrowings:
Revolving overdraft facility dated 7/26/2013	$7,993	$6,993
Trade credit facility dated 8/9/2013	20,853	—
Revolving credit facility dated 11/16/2013	65,120	—
Revolving credit facility dated 9/1/2013	28,467	—
Revolving credit facility dated 5/10/2013	109,871	—
Security agreement dated 8/22/2014	99,286	136,500
Borrowing base facility agreement dated 9/19/2013	—	318,310

Total short-term borrowings	$331,590	$461,803

Long-term debt:
Secured syndicated term loan dated 8/30/2005	$22,539	$20,740
Secured term loan facility under senior secured credit facility dated 12/19/2006	17,020	14,920
Secured term loan dated 10/25/2006	19,019	17,902
Secured term loan dated 10/27/2006	12,376	11,458
Secured syndicated term loan dated 10/30/2006	49,374	46,803
Secured term loan dated 9/12/2008	29,675	26,470
Secured syndicated term loan dated 4/24/2008	27,555	26,082
Secured syndicated term loan dated 7/8/2008	3,971	2,047
Secured term loan dated 4/1/2010	1,922	1,533
Secured term loan dated 4/1/2010	275	—
Roll over agreement dated 4/1/2010	6,386	5,524
Corporate credit facility dated 3/11/2013	73,500	63,500
Senior convertible notes	73,115	74,812
Trade credit facility dated 8/9/2013	115,000	—
Borrowing base facility agreement dated 9/19/2013	—	115,000
Roll over agreement dated 3/21/2014	—	4,344

Total	451,727	431,135
Less: Current portion of long-term debt	(34,983)	(38,465)

Long-term debt, net of current portion	$416,744	$392,670

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

Details of the Company’s credit facilities are discussed in notes 14 and 15 of the Company’s Consolidated Financial Statements for the year ended December 31, 2013 included in the Company’s Annual Report on Form 20-F. Changes during the nine months ended September 30, 2014 are noted below.

On March 21, 2014, the Company signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,545 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments.

On August 22, 2014, the Company’s subsidiary, Aegean Bunkering U.S.A., renewed its loan agreement for an amount up to $250,000. The facility was amended and renewed with a syndicate of commercial lenders, matures on August 21, 2015 and bears interest at LIBOR plus margin.

As of September 30, 2014, the Company was in compliance with all of its covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after September 30, 2014 is as follows:

Amount
October 1 to December 31, 2014	$9,546
2015	38,645
2016	153,722
2017	44,220
2018	112,184
2019 and thereafter	84,256

Total principal payments	442,573

Less: Unamortized portion of notes’ discount	(11,438)

Total long-term debt	$431,135

12.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy. The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company’s derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2013 and September 30, 2014, the Company has entered into the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

As of December 31, 2013:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted- average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.25	2.35%

As of September 30, 2014:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted- average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$5,524	$584	11.50	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $61 and a liability of $900, as of December 31, 2013 and an asset of $5,962 and a liability of $3,428 as of September 30, 2014).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2013	September 30, 2014
Fuel pricing contracts	Derivative assets, current	$—	$2,534
	Derivative liabilities, current	(839)	—
Interest rates contracts	Derivative liabilities, non-current	$(470)	$(584)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the nine months ended September 30, 2013 and 2014:

Income/ (Loss)	Statements of Income Location	Nine months ended September 30,
		2013	2014
Fuel pricing contracts	Cost of revenue - third parties	$(1,108)	$4,174
Interest rate contracts	Interest and finance costs	47	(273)

Total		$(1,061)	$3,901

The following table sets forth by level our assets / liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets / liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2013
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$470	$—	$470	$—
Fuel pricing contracts	$839	—	$839	—

Total	$1,309	$—	$1,309	$—

		Fair value measurements at September 30, 2014
(Assets)/ Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$584	$—	$584	$—
Fuel pricing contracts	$(2,534)	—	$(2,534)	—

Total	$(1,950)	$—	$(1,950)	$—

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended September 30, 2013 and 2014, the Company entered into fuel pricing contracts for 1,446,640 metric tons and 7,027,629 metric tons, respectively.

The Company’s derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the floating rate loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

13.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2013	2014
Sales of marine petroleum products	$4,829,473	$5,170,187
Voyage revenues	17,138	23,020
Other revenues	17,688	31,070

Total Revenues	4,864,299	$5,224,277

Cost of marine petroleum products	4,637,778	$4,945,275
Cost of voyage revenues	11,805	11,118
Cost of other revenues	3,690	17,889

Total Cost of Revenues	$4,653,273	$4,974,282

Included in the cost of revenues is depreciation of $1,577 and $1,889 for the nine months ended September 30, 2013 and 2014, respectively.

14.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2013	2014
Salaries	$45,977	$42,750
Depreciation	13,216	12,292
Vessel hire charges	9,889	22,340
Amortization of dry-docking costs	4,855	3,943
Vessel operating expenses	28,878	24,537
Bunkers consumption	26,244	23,971
Storage costs	10,833	20,685
Broker commissions	2,920	3,429
(Release of)/ Provision for doubtful accounts	(825)	758
Other	8,659	8,504

Selling and Distribution expenses	$150,646	$163,209

15.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2013	2014
Salaries	$9,642	$11,658
Depreciation	384	1,595
Office expenses	11,148	13,787

General and Administrative expenses	$21,174	$27,040

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at September 30, 2014 are as follows:

October 1 to December 31, 2014	$7,230
2015	28,934
2016	28,619
2017	28,544
2018	27,235
Thereafter	169,627

Total minimum annual payments under all noncancelable operating leases	$290,189

Rent expense under operating leases was $12,461 and $24,416 for the nine months period ended September 30, 2013 and 2014, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company’s subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company’s eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff’s action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff’s appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a “contredit,” an appeal procedure under French law. On November 2013, the Court held that the matter is not pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a consequence the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis’ claim in France with the relevant pleadings procedurally scheduled to be filled by the parties on November 25, 2014. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit. The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In May, 2013, on the order of STX Corporation (“STX Corp.”), the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore. The invoice for those bunkers totaled approximately $323. STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has maritime liens against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.

The Company has supplied bunkers through agreements with O.W. Bunker, which filed for bankruptcy protection in November 2014. The Company issued notice to O.W. Bunker for the request of payment for the value of the bunkers supplied. The Company’s exposure for these supplies, made after September 30, 2014, amounts to $7,398. The Company believes that O.W. Bunker is not the rightful owner of the bunkers supplied by the Company. Currently, the Company is trying to negotiate escrow or other solutions with the O.W. Bunker’s end-users. Following arrest proceedings which the Company initiated against the M/V AMAZON in Bahamas the Company received a letter of undertaking issued by the North of England P&I Club in the sum of $1,150 as security for the Company’s claim plus interest and costs. Additionally, following arrest proceedings initiated by the Company against M/V ANDERMATT in Turkey, the Company settled with the time charterers of the captioned ship pursuant to which the Company was paid $371 in full and final settlement of its claim.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company’s coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

17.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company’s non-vested shares outstanding for the nine months ended September 30, 2014:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2014	1,569,102	$8.52
Awarded	977,500	9.83
Vested	(615,769)	8.52
Forfeited	(1,750)	7.25

September 30, 2014	1,929,083	$9.18

Total compensation cost of $5,494 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the nine months ended September 30, 2014.

As of September 30, 2014, there was $8,528 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at September 30, 2014, is expected to be recognized as compensation expense over a weighted average period of 1.3 years as follows:

Amount
October 1 to December 31, 2014	$3,157
2015	4,231
2016	1,057
2017	83

$8,528

18.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of September 30, 2013 and 2014, the Company excluded 1,590,502 and 1,929,083 non vested shares, respectively, as anti-dilutive.

The treasury stock method is used in calculating diluted earnings per share for the Convertible Unsecured Senior Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2013	2014
Net income	$20,051	$10,074
Less: Dividends declared and undistributed earnings allocated to unvested shares	(552)	(367)
Basic and diluted income available to common stockholders	19,499	9,707
Basic weighted average number of common shares outstanding	45,674,479	46,249,949
Diluted weighted average number of common shares outstanding	45,674,479	46,249,949
Basic earnings per common share	$0.43	$0.21

Diluted earnings per common share	$0.43	$0.21

19.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine Months Ended September 30,
	2013	2014
Current tax expense	$(129)	$(2,094)
Net deferred tax benefit	684	1,121

Income tax expense	$555	$(973)

Effective tax rate	25.38%	(343.82)%

Our provision for income taxes for each of the nine-month periods ended September 30, 2013 and 2014 was calculated for our Belgian, Canadian and U.S. companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Nine Months Ended September 30,
	2013	2014
Income tax expense on profit before tax at statutory rates	$785	$(32)
Effect of permanent differences	(230)	(941)

Total tax expense	$555	$(973)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants. The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio.

The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.	Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company’s gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.	Subsequent Events:

New share repurchase program: On October 16, 2014, the Company authorized a new share repurchase program under which it may repurchase up to $20,000 of its outstanding shares of common stock over the next two years.

Sale of vessel: On November 7, 2014, the Company completed the sale and delivered a 4,935 dwt double hull bunkering tanker, Aegean Daisy, to third-party purchasers. The vessel was sold for a total amount of $1,490, resulting in a net gain of approximately $440.

New markets: On December 9, 2014, the Company agreed the purchase of 28,567 tons of marine fuel and assumed a storage contract with Vopak Terminal Los Angeles from O.W. Bunker, for a total consideration of approx. $11,000. Additionally, on December 22, 2014, the Company commenced operations in the Gulf of Mexico and assumed contracts for two bunkering tankers there which were previously under charter to O.W. Bunker. On January 8, 2015, the Company announced that it expects to commence physical supply and marketing operations in Germany during January 2015, has assumed the contracts for two bunkering barges previously under charter to O.W. Bunker and approximately 20,000 cubic meters of on-shore storage capacity, and has established a marketing and business development office in Hamburg, Germany.

Delivery of newbuilding: On December 23, 2014, the Company took delivery of the PT40, a newly built 4,222 dwt double hull non self-propelled bunkering barge from CSC Nanjing Tanker Corporation Zijinshan Shipyard in China, which is expected to be deployed in our service center in Vancouver in February 2015. The cost of construction of the vessel was $3,950.